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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



14041788

SEC FILE NUMBER
8- 18805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____9/1/2013_____ AND ENDING_____8/31/2014_____

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Company, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

420 North 20th Street, Suite 2350

                                         (No. and Street)

       Birmingham   Alabama   35203

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Carol A. Pilleteri, FinOP   (205) 252-2105

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP

                              (Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300   Birmingham   35243

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Joe Jolly, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Joe Jolly & Company, Inc._____ , as of _____August 31_____ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOE JOLLY & COMPANY, INC.

Table of Contents

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2014

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 Wells Fargo Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.

President

Joe Jolly & Company, Inc.

420 North 20th Street, 2350 Wells Fargo Tower

Birmingham, Alabama 35203

(Name and address of person authorized to receive notices and communications from the
    Securities and Exchange Commission)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (Company) as of August 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2014, in conformity with accounting principles generally accepted in the United States.

Sellers Richardson Holman & West, LLP

October 28, 2014

JOE JOLLY & COMPANY, INC.

Statement of Financial Condition
August 31, 2014

Assets

Cash	$ 1,967,646
Receivables	
Muni syndicate profit	50,000
Employee advances	99,350
Interest	39,494
Note receivable—stockholder	1,000,000
Securities owned	4,754,962
Property and equipment, net	68,421
Deferred income taxes	61,277
Investments in oil and gas wells, not readily marketable	25,000
Cash surrender value of life insurance	125,142
Other assets	115,650
Total assets	$ 8,306,942

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 5,792
Accrued commission expense	25,000
Accrued expenses and other liabilities	28,463
Corporate income taxes payable	77,630
Deferred income taxes	115,034
	251,919
Commitments (Note 6)	
Stockholders' Equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	8,045,023
	8,055,023
Total liabilities and stockholders' equity	$ 8,306,942

See notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company reviews securities owned for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the securities owned will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from securities owned. Any subsequent increase in fair value would be recognized as unrealized gains from securities owned.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2014, there were no cash equivalents.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

Description	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2013:

Building	$ 52,048
Furniture and fixtures	223,343
Automotive	131,167
Leasehold improvements	6,082
Accumulated depreciation	(344,219)
	$ 68,421

Depreciation expense amounted to $27,066 for the year ended August 31, 2014.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2014. With few exceptions, the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2011.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2014, the Company charged $2,130 to advertising expense.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 28, 2014, which represents the date the financial statements were available for issuance.

Recently Issued Accounting Pronouncements

In March 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-06, *Technical Corrections and Improvements Related to Glossary Terms*, which represents changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. These amendments were effective upon issuance and did not have an impact on the Company's financial position or results of operations.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*, which clarifies the FASB Codification or corrects unintended application of guidance and includes amendments identifying when the use of fair value should be linked to the definition of fair value in Topic 820, *Fair Value Measurement*. Amendments to the FASB Codification without transition guidance are effective upon issuance for both public and nonpublic entities. For nonpublic entities, amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2013. The adoption of ASU 2012-04 is not expected to have an impact on the Company's financial position.

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2014, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Note 3. Muni Syndicate Profit Receivables

Muni syndicate profit receivables represent amounts due for security transactions with a trade date before August 31, 2014. These receivables amounted to $50,000 for the year ended August 31, 2014.

Note 4. Securities Owned and Investments in Oil and Gas Wells, Not Readily Marketable

Dealer inventory and investment securities are carried at market value and consist of the following as of August 31, 2014:

	Market Value	Cost
Certificate of deposit	$ 123,543	$ 122,025
State and municipal obligations	4,631,419	4,417,901
	$ 4,754,962	$ 4,539,926

Investments in oil and gas wells are not readily marketable and are carried at their estimated recoverable cost.

Note 5. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 — Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 — Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 — Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2014, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Certificate of deposit: Valued at the exact runoff of principal, given its contractual maturity, discounted at the appropriate term rate.

State and municipal obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

Cash surrender value of life insurance: Valued at cash surrender value, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of August 31, 2013:

	Total	Level 1	Level 2	Level 3
Certificate of deposit	$ 123,543	$ -	$ 123,543	$ -
State and municipal obligations	4,631,419	-	4,631,419	-
Cash surrender value of life insurance	125,142	-	125,142	-
Total assets at fair value	$ 4,880,104	$ -	$ 4,880,104	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels during the year ended August 31, 2014.

Note 6. Commitments

The Company leases various office facilities under operating leases expiring through September 2016.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Aggregate minimum future lease commitments are as follows:

Year ending August 31,		
2015	$	93,657
2016		29,086
2017		605
	$	123,348

Rental expense for the year ended August 31, 2014 is $92,484.

Note 7. Profit Sharing Plan

Prior to August 31, 2014, the Company sponsored a noncontributory profit sharing plan that covered substantially all employees. Contributions to the plan were made at the sole discretion of the Company's Board of Directors and were influenced by tax regulations. No contributions were made to the plan during the year ended August 31, 2014. The plan was terminated effective August 31, 2014.

Note 8. Line of Credit

On June 9, 2014, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The line of credit matures on June 5, 2015. During the year ended August 31, 2014, the Company did not utilize the line of credit and there was no related interest expense.

Note 9. Related Party Transactions

During 2014, a stockholder purchased five security issues from the Company for a total purchase price of $694,317. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by a stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 4.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2017. The balance of the note receivable as of August 31, 2014 is $1,000,000.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2014 is $125,142.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Note 10. Income Taxes

Net deferred tax assets and liabilities consist of the following components as of August 31, 2014:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	46,796
Property and equipment		14,481
	$	61,277
Deferred tax liabilities:		
Market value adjustment for securities owned—		
held for investment	$	64,235
Depreciation related to investments in oil and		
gas wells		50,799
	$	115,034

The provision for income taxes is as follows for the year ended August 31, 2014:

Current:		
Federal	$	(54,548)
State		(3,095)
Deferred:		
Federal		(67,225)
State		(11,983)
Total provision for income taxes	$	(136,851)

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses. The Company recognized no amounts of interest and penalties for the year ended August 31, 2014. At August 31, 2014, the Company had a tax net operating loss carryforward expiring in 2033 of $1,991 for federal and state income tax purposes.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition

Note 11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2014, the Company had net capital of $6,663,951 which was $6,543,951 in excess of the minimum of net capital required.

Note 12. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

JOE JOLLY & COMPANY, INC.

Exemption Report
Year Ended August 31, 2014

October 28, 2014

JOE JOLLY & COMPANY, INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Joe Jolly & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Joe Jolly & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: provisions of subparagraph (k)(2)(ii) and (b) Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sellers Richardson Holman & West, LLP

October 28, 2014

EXEMPTION REPORT

We as members of management of Joe Jolly & Co., Inc, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2013 to August 31, 2014 without exception.